PIMCO Funds

Supplement Dated May 13, 2016 to the Bond Funds Prospectus, dated July 31, 2015, as supplemented (the Prospectus)

Disclosure Related to the PIMCO Total Return Fund and
PIMCO Total Return Fund III (the Funds)


The Fund invests primarily in investment grade debt securities, but may invest up to 20 percent of its total assets in high yield securities (junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings Services
(S and P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 20 percent limitation, the Fund may invest in mortgage related securities rated below B).